

Disclaimer

HSBC Securities (USA) Inc. – Structured Investments

General Information

The information provided on this website is not intended for distribution to, or use by, any person or entity outside the Unites States or in any jurisdiction where such distribution or use would be contrary to law or regulation or which would subject the distributors of this product or their affiliates to any registration requirement within such jurisdiction. Some products and services may not be available in all jurisdictions or to all persons.
The information on the Structured Investments described on this page is not, and is not intended to be, a complete discussion of all material information about the those Structured Investments including the risks related to purchasing Structured Investments. If you are considering purchasing any Structured Investments, you should carefully read the relevant prospectus, prospectus supplement, pricing supplement or other applicable offering document prior to making a purchase.
The information on Structured Investments does not constitute a specific recommendation to buy them. The Structured Investments referenced do not take into account the investment objectives, financial situation or particular needs of any specific person and you should consult with your own advisors prior to any purchase of a Structured Investment.
The content of this website has been prepared based upon sources, materials and systems believed to be reliable and accurate and are provided to you on an 'as is' basis. Any content relating to a specific issuance of any of the Structured Investments contained on the Structured Investments page or elsewhere through out this website, is subject to change or cancellation without prior notice. It is your responsibility to verify any information contained in this website before making an investment decision.

Special Risks Concerning Structured Investments

For a comprehensive list of risk factors associated with each Structured Investment, please refer to the disclosure document provided by your financial advisor or broker. The applicable prospectus, prospectus supplement, price supplement or other offering document for a specific offering of Structured Products sets forth the specific risks associated therewith, including possible loss of principal or your purchase price and exposure to the credit risk of the relevant issuer. Structured Investments may be issued by HSBC USA Inc. or HSBC Bank USA, National Association. If the Structured Investments are issued by HSBC USA Inc. an investor will be subject to the credit risk of HSBC USA Inc. since those Structured Investments will be senior unsecured debt obligations of HSBC USA Inc. which are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. If the Structured Investments are certificates of deposit issued by HSBC Bank USA, National Association an investor will be subject to the credit risk of HSBC Bank USA, National Association to the extent the insurance limits of the Federal Deposit Insurance Corporation are exceeded as well as for any amounts payable on such Structured Investments that are not insured by the Federal Deposit Insurance Corporation. Structured Investments may not provide for any minimum repayment and thus may be riskier than other debt securities. There may not be a liquid market for Structured Investments, and they are generally designed to be held to maturity. Structured Investments are subject to investment risk and any early repayment could result in a loss of principal investment.
The return on a Structured Investment is linked to the performance of a particular market measure and therefore any investment will carry risks similar to an investment in the components of that market measure. Prices associated with the components of the market measure may change unpredictably, affecting the value of the market measure and thus the value of the particular Structured Investment. Investing in a Structured Investment is not equivalent to investing directly in

DECLINE ACCEPT

Structured Investments can address these common wealth management concerns, helping you stay engaged in the markets and keeping your portfolio working for you.

Within this site you'll find details of past HSBC offerings as well as useful resources like brochures and product presentations to help you better understand the many investment opportunities available to you, how various products work and the risks related to various products.

What are Structured Investments?

A large and growing market	Issued in the form of Certificates of Deposit and registered notes	Enhancements to a traditional asset allocation
Over USD54 billion issuance in the U.S. in 2010, with 2011 issuance on track to be even higher. Source: Structured Retail Products, 2011	Forego the interest payment on a traditional bond in exchange for a market linked return	Use them as a complement or alternative to traditional stock and bond holdings

Why use Structured Investments?

Structured Investments allow you to access the potential of the markets in a way that suits you.

Yield enhancement	Risk management	Potential outperformance
• Potential to earn above-market interest payment in a low interest environment, as compared to traditional fixed income investments	• Explore new asset classes with varying levels of minimum repayment, subject to issuer credit risk	• Used to express bullish, bearish, or range-bound views • Tactical

Examples

A depositor, frustrated with the low yields on traditional CDs, seeks the potential to earn a higher return while getting the FDIC protection offered by a CD. He purchases a Market-Linked CD tied to a broad US equity index that provides a small minimum interest payment each year as well as the potential for a larger payment at maturity based on the performance of an underlying index. Like a traditional CD, it will repay the original amount invested at maturity, subject to issuer credit risk, and eligible for FDIC insurance up to statutory limits.	A retiree who is generally bullish on international equity markets but concerned about potential loss of principal purchases a Note linked to a basket of global equity indices. At maturity, the Note provides for repayment of principal, subject to issuer credit risk, as well as degree of upside participation in the underlying basket of indices.	An investor is interested in participating in the potential growth of emerging economies but also concerned about entering into new and unfamiliar markets without any downside protection. He purchases a Buffered Accelerated Market Participation Security linked to a broad emerging markets equity index that provides for a degree of downside protection and also leveraged upside participation, subject to a maximum return cap and the credit risk of the issuer.

The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

Structured Investments
in the United States


A World of Solutions
for Today's Markets

HSBC Structured Investments provide an alternative or complement to traditional long-only investments, and can offer unique risk-return profiles to address investment objectives, such as risk management, periodic income, and the potential for enhanced returns.

Overview | Marketing tools | Search previous offerings | Why HSBC

New Tools for a New World

In today's dynamic and ever-changing financial markets, investors face a growing number of challenges in acheiving their investment objectives.

How do you successfully:

Manage risk **Generate yield** **Gain access to new markets** **Diversify your portfolio**

Structured Investments can address these common wealth management concerns, helping you stay engaged in the markets and keeping your portfolio working for you.

Within this site you'll find details of past HSBC offerings as well as useful resources like brochures and product presentations to help you better understand the many investment opportunities available to you, how various products work and the risks related to various products.

What are Structured Investments?

A large and growing market	Issued in the form of Certificates of Deposit and registered notes	Enhancements to a traditional asset allocation
Over USD54 billion issuance in the U.S. in 2010, with 2011 issuance on track to be even higher. Source: Structured Retail Products, 2011	Forego the interest payment on a traditional bond in exchange for a market linked return	Use them as a complement or alternative to traditional stock and bond holdings

Why use Structured Investments?

Structured Investments allow you to access the potential of the markets in a way that suits you.







Yield enhancement	Risk management	Potential outperformance
• Potential to earn above-market interest payment in a low interest environment, as compared to traditional fixed income investments	• Explore new asset classes with varying levels of minimum repayment, subject to issuer credit risk	• Used to express bullish, bearish, or range-bound views • Tactical
Examples		
A depositor, frustrated with the low yields on traditional CDs, seeks the potential to earn a higher return while getting the FDIC protection offered by a CD. He purchases a Market-Linked CD tied to a broad US equity index that provides a small minimum interest payment each year as well as the potential for a larger payment at maturity based on the performance of an underlying index. Like a traditional CD, it will repay the original amount invested at maturity, subject to issuer credit risk, and eligible for FDIC insurance up to statutory limits.	A retiree who is generally bullish on international equity markets but concerned about potential loss of principal purchases a Note linked to a basket of global equity indices. At maturity, the Note provides for repayment of principal, subject to issuer credit risk, as well as degree of upside participation in the underlying basket of indices.	An investor is interested in participating in the potential growth of emerging economies but also concerned about entering into new and unfamiliar markets without any downside protection. He purchases a Buffered Accelerated Market Participation Security linked to a broad emerging markets equity index that provides for a degree of downside protection and also leveraged upside participation, subject to a maximum return cap and the credit risk of the issuer.

The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

Find out more about Structured Investments in the United States

Contact us

Or call us on 1-855-472-2967 for more help and information.

Access to Morningstar's wide-moat stocks.
Find out more ›

HSBC ◆▶

Structured Investments
in the United States

A World of Solutions for Today's Markets

HSBC Structured Investments provide an alternative or complement to traditional long-only investments, and can offer unique risk-return profiles to address investment objectives, such as risk management, periodic income, and the potential for enhanced returns.

Overview	Marketing tools	Search previous offerings	Why HSBC

Today's investors use new tools to stay engaged in the market.

Learn more about how various types of Structured Investments may be used to pursue objectives such as risk management, enhanced income, or efficient access.

Brochures



Market Linked CD Brochure

HSBC Market-Linked CDs provide investors with investment strategies to address portfolio risk and diversification.

☒ **Click here for brochure**



Emerging Markets Brochure

Using Structured Investments to access the world's emerging economies.

☒ **Click here for brochure**



Buffered Accelerated Market Participation Securities Brochure

Invest with confidence.

☒ **Click here for brochure**



Accelerated Market Participation Securities ('AMPS') Brochure

Unlock the potential for enhanced market returns.

☒ **Click here for brochure**

Links

Primer on FDIC Insurance ❯

Like traditional deposits, Market-Linked CDs are FDIC insured up to applicable limits. Please note that registered notes are not FDIC insured.

Find out more about Structured Investments in the United States

Contact us

Or call us on 1-855-472-2967 for more help and information.

Access to Morningstar's wide-moat stocks.

In an insured certificate of deposit.

Find out more ❯



Structured Investments
in the United States

A World of Solutions
for Today's Markets

HSBC Structured Investments provide an alternative or complement to traditional long-only investments, and can offer unique risk-return profiles to address investment objectives, such as risk management, periodic income, and the potential for enhanced returns.

Overview | Marketing tools | Search previous offerings | Why HSBC

Search CUSIP/ISIN

Go

Previous 10 ‹ Previous | 1 2 3 4 5 6 7 | Next › Next 10

CUSIP / Product	Asset class	Payoff	Issuance date	Maturity date	Final documentation
#00000000000	Commodities	Reverse Exchangeable	12/12/2011	12/12/2011	
#00000000234	Commodities	Reverse Exchangeable	12/12/2011	12/12/2011	
#00000343432	Commodities	Reverse Exchangeable	12/12/2011	12/12/2011	
#00000022324	Commodities	Reverse Exchangeable	12/12/2011	12/12/2011	
#00000002354	Commodities	Reverse Exchangeable	12/12/2011	12/12/2011	
#00000087677	Commodities	Reverse Exchangeable	12/12/2011	12/12/2011	

Previous 10 ‹ Previous | 1 2 3 4 5 6 7 | Next › Next 10

Find out more about Structured Investments in the United States

Contact us

Or call us on 1-855-472-2967 for more help and information.

Access to Morningstar's wide-moat stocks.
Find out more ›

Past deal information to come

The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.







Global Banking and Markets

HSBC

Structured Investments in the United States

A World of Solutions for Today's Markets

HSBC Structured Investments provide an alternative or complement to traditional long-only investments, and can offer unique risk-return profiles to address investment objectives, such as risk management, periodic income, and the potential for enhanced returns.

Overview | Marketing tools | Search previous offerings | Why HSBC

When choosing an issuer, size and strength matter

With assets totalling USD2.691 trillion as of June 30, 2011, HSBC is one of the world's largest banking and financial services organizations and its truly international network of approximately 7,500 offices spans 87 countries and territories across the globe.

Market Capitalization in USD billions

$160
$140
$120
$100
$80
$60
$40
$20
$0
HSBC
JPMorgan
Citigroup
Bank of America
Goldman Sachs
BNP Paribas
UBS
RBS
Deutsche Bank
Credit Suisse
Barclays
Morgan Stanley

Source: Bloomberg, as of 10/3/2011

HSBC's global presence

HSBC in the US

In the US, HSBC is one of the ten largest bank holding companies by assets*. HSBC structured investments issued in the U.S. are backed by either HSBC Bank USA, N.A. or HSBC USA Inc., both of which are wholly owned subsidiaries of HSBC Holdings plc and have the following credit ratings:

S&P	HSBC Bank USA, N.A.	HSBC USA Inc
Long Term Local Issuer Credit Rating	**AA**	**AA-**

Fitch	HSBC Bank USA, N.A.	HSBC USA Inc
Long Term Bank Deposits Rating	**AA**	n/a
Senior Unsecured Debt Rating	AA	**AA**

Moody's	HSBC Bank USA, N.A.	HSBC USA Inc
Issuer Rating	Aa3	n/a
Long Term Bank Deposits Rating	**Aa3**	n/a
Senior Unsecured Debt Rating	Aa3	**A1**

Source: Bloomberg, as of 10/3/2011

*Source: FFEIC, as of 6/30/11

*A credit rating reflects the creditworthiness of the respective entity and is not indicative of the market risk assoc ated with any investment nor is it a recommendation to buy, sell or hold any investment, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Structured Investments Team

With an emphasis on superb client service, HSBC's Structured Investment platform is built on a multi-asset class offering (equities, fx, rates, and precious metals), and a focus on leveraging HSBC's strong and unique global reach into domestic, international, and emergin markets.

Our one-stop-shop approach means that our large team of experienced sales professionals will work with you to help you understand the benefits and risks of our offerings – offerings that span across asset classes and come in the form of vehicles like: Certificates of Deposit, Registered Notes, or Medium Term Notes.

The HSBC Structured Investments team is proud to have been recognized by the industry's benchmark survey, conducted by Greenwich Associates, for the past two years for:

- Best Structured Products Brand
- #1 in Overall Service

Source: 2010/2009 Retail Structured Products Third-Party Distribution Study – U.S.

Risks Related to Investing in Structured Investments

Investing in our Structured Investments involves risks. You should consider carefully the risks and all of the information contained in or incorporated by reference in the relevant offering documents for the Structured Investments before deciding whether to purchase any Structured Investment. In addition, you should carefully consider, among other things, the matters discussed under "Risk Factors" in HSBC USA Inc.'s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and in other documents that it subsequently files with the SEC.

The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.

Find out more about Structured Investments in the United States

Contact us

Or call us on 1-855-472-2967 for more help and information.

Access to Morningstar's wide-moat stocks.

In an insured certificate of deposit.

Find out more ›

HSBC

Structured Investments
in the United States

Contact us

If you are a financial advisor, please call your Syndicate Desk to learn if your firm has a relationship with HSBC or reach out to us by email (below) or phone (855-472-2967).
If you are an individual investor, you should call your financial advisor for more information.

To	Enquiries, Structured Investments United States
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HSBC Structured Inv
long-only investment
investment objective
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Overview Marketi

When choosing an issu

With assets totalling USD2.691 t
organizations and its truly interna

Market Capitalization in USD bill



$160
$140
$120
$100
$80
$60
$40
$20
$0
HSBC
JPMorgan
Citigroup
Bank of America
Goldman Sachs
BNP Paribas
UBS
RBS
Deutsche Bank
Credit Suisse
Barclays
Morgan Stanley



Source: Bloomberg, as of 10/3/2011

HSBC in the US

In the US, HSBC is one of the ten largest bank holding companies by assets*. HSBC structured investments issued in the U.S. are backed by either HSBC Bank USA, N.A. or HSBC USA Inc., both of which are wholly owned subsidiaries of HSBC Holdings plc and have the following credit ratings:

S&P	HSBC Bank USA, N.A.	HSBC USA Inc
Long Term Local Issuer Credit Rating	**AA**	**AA-**

Fitch	HSBC Bank USA, N.A.	HSBC USA Inc
Long Term Bank Deposits Rating	**AA**	n/a
Senior Unsecured Debt Rating	AA	**AA**

Moody's	HSBC Bank USA, N.A.	HSBC USA Inc
Issuer Rating	Aa3	n/a
Long Term Bank Deposits Rating	**Aa3**	n/a
Senior Unsecured Debt Rating	Aa3	**A1**

Source: Bloomberg, as of 10/3/2011

*Source: FFEIC, as of 6/30/11

*A credit rating reflects the creditworthiness of the respective entity and is not indicative of the market risk assoc ated with any investment nor is it a recommendation to buy, sell or hold any investment, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Structured Investments Team

With an emphasis on superb client service, HSBC's Structured Investment platform is built on a multi-asset class offering (equities, fx, rates, and precious metals), and a focus on leveraging HSBC's strong and unique global reach into domestic, international, and emergin markets.

Our one-stop-shop approach means that our large team of experienced sales professionals will work with you to help you understand the benefits and risks of our offerings – offerings that span across asset classes and come in the form of vehicles like: Certificates of Deposit, Registered Notes, or Medium Term Notes.

The HSBC Structured Investments team is proud to have been recognized by the industry's benchmark survey, conducted by Greenwich Associates, for the past two years for:

- Best Structured Products Brand
- #1 in Overall Service

Source: 2010/2009 Retail Structured Products Third-Party Distribution Study – U.S.

Risks Related to Investing in Structured Investments

Investing in our Structured Investments involves risks. You should consider carefully the risks and all of the information contained in or incorporated by reference in the relevant offering documents for the Structured Investments before deciding whether to purchase any Structured Investment. In addition, you should carefully consider, among other things, the matters discussed under "Risk Factors" in HSBC USA Inc.'s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and in other documents that it subsequently files with the SEC.

The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.

HSBC Securities (USA) Inc. – Structured Investments

General Information

The information provided on this website is not intended for distribution to, or use by, any person or entity outside the Unites States or in any jurisdiction where such distribution or use would be contrary to law or regulation or which would subject the distributors of this product or their affiliates to any registration requirement within such jurisdiction. Some products and services may not be available in all jurisdictions or to all persons.

The information on the Structured Investments described on this page is not, and is not intended to be, a complete discussion of all material information about the those Structured Investments including the risks related to purchasing Structured Investments. If you are considering purchasing any Structured Investments, you should carefully read the relevant prospectus, prospectus supplement, pricing supplement or other applicable offering document prior to making a purchase. The information on Structured Investments does not constitute a specific recommendation to buy them. The Structured Investments referenced do not take into account the investment objectives, financial situation or particular needs of any specific person and you should consult with your own advisors prior to any purchase of a Structured Investment.

The content of this website has been prepared based upon sources, materials and systems believed to be reliable and accurate and are provided to you on an "as is" basis. Any content relating to a specific issuance of any of the Structured Investments contained on the Structured Investments page or elsewhere through out this website, is subject to change or cancellation without prior notice. It is your responsibility to verify any information contained in this website before making an investment decision.

Special Risks Concerning Structured Investments

For a comprehensive list of risk factors associated with each Structured Investment, please refer to the disclosure document provided by your financial advisor or broker. The applicable prospectus, prospectus supplement, price supplement or other offering document for a specific offering of Structured Products sets forth the specific risks associated therewith, including possible loss of principal or your purchase price and exposure to the credit risk of the relevant issuer. Structured Investments may be issued by HSBC USA Inc. or HSBC Bank USA, National Association. If the Structured Investments are issued by HSBC USA Inc. an investor will be subject to the credit risk of HSBC USA Inc. since those Structured Investments will be senior unsecured debt obligations of HSBC USA Inc. which are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. If the Structured Investments are certificates of deposit issued by HSBC Bank USA, National Association an investor will be subject to the credit risk of HSBC Bank USA, National Association to the extent the insurance limits of the Federal Deposit Insurance Corporation are exceeded as well as for any amounts payable on such Structured Investments that are not insured by the Federal Deposit Insurance Corporation. Structured Investments may not provide for any minimum repayment and thus may be riskier than other debt securities. There may not be a liquid market for Structured Investments, and they are generally designed to be held to maturity. Structured Investments are subject to investment risk and any early repayment could result in a loss of principal investment. The return on a Structured Investment is linked to the performance of a particular market measure and therefore any investment will carry risks similar to an investment in the components of that market measure. Prices associated with the components of the market measure may change unpredictably, affecting the value of the market measure and thus the value of the particular Structured Investment. Investing in a Structured Investment is not equivalent to investing directly in the components of the relevant market measure or the relevant market measure itself.

The market value of a Structured Investment may be influenced by many unpredictable factors, including market conditions affecting the underlying market measure components relevant to the specific Structured Investment. Other factors, including the actual or perceived creditworthiness of the issuer, interest rates and general economic, financial, political, regulatory or judicial events will affect the value of Structured Investment. Risks include issuer risks and for Structured Investments providing for periodic distributions, the risk of no distributions. A trading market for a particular series of Structured Investments may not develop. Affiliates of the issuers of Structured Investments and the broker-dealers distributing Structured Investments may engage in limited purchase and resale transactions. However, they are not required to do so and, if they engage in such transactions, they may stop at any time.

Unless otherwise stated, any pricing information in this website is indicative only, is subject to change and is not an offer to deal. Where relevant, the price quoted is exclusive of tax and delivery costs and commissions. Any reference to the terms of executed transactions should be treated as preliminary.

Neither the issuers involved in any particular series of Structured Investments nor any distributor thereof, including HSBC Securities (USA) Inc., are providing tax advice and nothing contained herein should be construed as such. Structured Investments may have special tax considerations and may generate tax obligations in years in which no actual income has been received. You should discuss the tax implications of Structured Investments with your independent tax advisor. Any discussion of U. S. tax matters contained herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U. S. tax –related penalties.

This information is not a research publication. Any research summary will be identified as such and is subject to specific disclaimers associated with that report. The issuers of Structured Investments featured herein, the distributors of such Structured Investments and any of their respective affiliates may trade for their own accounts in any of the securities of issuers mentioned herein or in related investments, and may also from time to time perform or solicit investment banking or other services for, or from, any entity mentioned herein.

To the extent that Structured Investments are issued by HSBC USA Inc. HSBC USA Inc. has filed a registration statement (including a prospectus) with the SEC for the offering by it to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the issuer has filed with the SEC relating to such offering for more complete information about that issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Structured Investments website at http://www.hsbcnet.com/gbm/products-services/trading-sales/structured-products/united-states. Alternatively, the issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-866-811-8049. You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

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